

SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "Agreement") is entered into as of [Date] by and between Blue Mountain Energy Investors, Inc., a California corporation (the "Company"), and the undersigned subscriber (the "Investor").

1. **Subscription**

    The Investor hereby subscribes for and agrees to purchase [Number of Shares] shares of Non-Voting Common Stock (the "Shares") at a price of $1.20 per share, for a total purchase price of $[Total Amount] (the "Purchase Price").

2. **Offering**

    The Shares are being offered pursuant to Regulation Crowdfunding ("Reg CF") under the Securities Act of 1933, as amended (the "Securities Act"). The Company has filed a Form C with the Securities and Exchange Commission ("SEC") in connection with this offering.

3. **Representations and Warranties of the Investor**

    The Investor represents and warrants that: a. The Investor has reviewed the Form C and all related offering materials. b. The Investor understands the risks associated with investing in early-stage companies. c. The Investor is purchasing the Shares for investment purposes only and not with a view to resale or distribution. d. The Investor meets the investment limits as set forth under Reg CF.

4. **Acknowledgements**

    The Investor acknowledges that: a. The Shares are not registered under the Securities Act and are subject to restrictions on transfer. b. There is no guarantee of a return on investment, and the Investor may lose the entire investment. c. The Investor has had the opportunity to ask questions and receive answers from the Company regarding the investment.

5. **Risk Statement**

    Investing in early-stage companies involves a high degree of risk. Prospective investors should be aware that: a. The Company has a limited operating history and may not achieve profitability. b. The Shares are illiquid and may not be easily sold or transferred. c. Economic, market, and other external factors may negatively impact the Company's performance. d. The Investor could lose all or a substantial portion of their investment.

6. **Closing**

    The closing of the purchase and sale of the Shares (the "Closing") shall occur upon the



satisfaction of all conditions set forth in the offering documents and the acceptance of this Subscription Agreement by the Company.

7. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the State of [California], without regard to its conflict of laws principles.

8. **Miscellaneous**

a. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. b. This Agreement may be amended only by a written instrument executed by both parties. c. If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the remaining provisions shall remain in full force and effect.

IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement as of the date first written above.

INVESTOR:

Name: _____

Signature: _____

Date: _____

COMPANY:

Blue Mountain Energy Investors, Inc.

By: _____

Name: [Authorized Signatory]

Title: [Title]

Date: _____

Additional Clauses:

This Agreement may be executed electronically and in counterparts, each of which shall be deemed an original.

Closing is contingent upon acceptance by the Company, satisfaction of escrow requirements, and receipt of cleared funds through the intermediary.